BATCHER, ZARCONE & BAKER, LLP
                                ATTORNEYS AT LAW


     SOUTH BAY OFFICE                                         KAREN A. BATCHER
4190 BONITA ROAD, SUITE 205                                 kbatcher@bzblaw.com
  BONITA, CALIFORNIA 91902                                       ------------
 TELEPHONE: 619.475.7882                                   ADDITIONAL SAN DIEGO
 FACSIMILE: 619.789.6262                                         OFFICES


                                  June 13, 2006

Mr. Howard Baik
Securities & Exchange Comm.
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re: Cantop Ventures, Inc.
    Registration Statement on Form SB-2
    File No. 333-128697
    AMENDMENT NO.4

Dear Mr. Baik:

On behalf of Cantop Ventures, Inc. (the "Company"), we have today filed via the EDGAR system, Amendment No. 4 (the "Fourth Amendment"') to the above-captioned Registration Statement in response to the comments in your letter dated May 24, 2006. The responses below are in direct correlation to your numbered comments.

RISK FACTORS, PAGE 6

1. We believe have provided sufficient information to outline the foreseeable risks involved with holding the claim through a trustee. Further, we have stated that we can request that the claims be registered in our name at any time, therefore we feel that the risks of not having a lengthy detailed trust agreement with Mr. Sostad are extremely low. We are also of the opinion that a simple letter acknowledging the trust agreement is standard practice for mineral claims.

FINANCIAL STATEMENTS, PAGE F-1

2. As directed, we have included interim statements for the Company's most recent fiscal quarter ending April 30, 2006.

UNDERTAKINGS, PAGE II-5

3. As directed, we have included the revised form of undertakings to include language required by Item 512(g) of Regulation S-B.


                                 MAILING ADDRESS
              4252 BONITA ROAD, #151 O BONITA , CALIFORNIA O 91902

Should the staff have any questions or comments or desire any additional information, please telephone the undersigned at 619) 475-7882.

                                    Regards,

                                    BATCHER ZARCONE & BAKER, LLP


                                    /s/ Karen A. Batcher, Esq.